UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2021 (Report No. 2)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On October 26, 2021, the Board of Directors of Safe-T Group Ltd. (the “Board” and the “Company”, respectively) appointed Mr. Avi Rubinstein as a director and member of the Board until the conclusion of the next annual general meeting of shareholders of the Company.

Mr. Avi Rubinstein served as Chief Business Officer of the Company’s subsidiary, Safe-T Data A.R Ltd. from February 2020 to October 2021. Prior to joining the Company’s subsidiary, Mr. Rubinstein served as Vice President, Product Marketing and Business Development of Nice Systems Ltd. (NASDAQ: NICE) and participated in the 2014-2015 turn-around of its Intelligence Division, which transformed into a cyber player and was thereafter acquired by Elbit Systems Ltd. (TASE & NASDAQ: ESLT) in 2015. Mr. Rubinstein co-founded Inpedio BV, a provider of cyber solutions and served as its chief executive officer between 2016 and 2019. After serving as co-founder of Ectel Ltd., and general manager of Ectel US Inc. he led Ectel’s IPO on Nasdaq in 1999 and was the co-founder of StorWiz in 2004, which was acquired by IBM in 2010. He also was the co-founder and chief executive officer of VideoCodes in 2004, which was acquired by Thompson in 2008.

In addition, the Board and Mr. Amir Mizhar agreed that Mr. Mizhar will be stepping down from his positions with the Company, including as Chief Software Architect of the Company’s subsidiary, Safe-T Data A.R Ltd., and as president of the Company and member of the Board. Mr. Mizhar’s departure is effective as of October 25, 2021, and did not arise or result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Mizhar intends to pursue other business and personal activities and will also consult the Company from time-to-time in connection with his areas of expertise as an external adviser.

This report on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138 and 333-258744) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629 and 333-253983) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: October 27, 2021

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